SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Ruby Tuesday, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

781182100
(CUSIP Number)

Steven J. Pully

Carlson Capital, L.P.

2100 McKinney Avenue

Dallas, TX 75201

(214) 932-9600

with a copy to:

David E. Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 15 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781182100	SCHEDULE 13D/A	Page 2 of 15

1	NAME OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,817,902 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,817,902 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,817,902 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 781182100	SCHEDULE 13D/A	Page 3 of 15

1	NAME OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 169,198 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 169,198 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 169,198 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 781182100	SCHEDULE 13D/A	Page 4 of 15

1	NAME OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,987,100 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,987,100 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,987,100 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 781182100	SCHEDULE 13D/A	Page 5 of 15

1	NAME OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,987,100 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,987,100 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,987,100 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 781182100	SCHEDULE 13D/A	Page 6 of 15

1	NAME OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,987,100 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,987,100 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,987,100 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 781182100	SCHEDULE 13D/A	Page 7 of 15

1	NAME OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,987,100 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,987,100 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,987,100 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 781182100	SCHEDULE 13D/A	Page 8 of 15

This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 17, 2011 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC June 28, 2011 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the SEC on July 1, 2011 ("Amendment No. 2") and Amendment No. 3 to the Original Schedule 13D filed with the SEC on August 12, 2012 ("Amendment No. 3" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the "Schedule 13D") with respect to the common stock, par value $0.01 per share (the "Common Stock") of Ruby Tuesday, Inc., a Georgia corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 2, 3, 4, 5, 6 and 7 as set forth below. This Amendment No. 4 constitutes an "exit filing" with respect to the Schedule 13D for the Reporting Persons.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Double Offshore"), (ii) Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Offshore" and together with Double Offshore, the "Funds"), (iii) Carlson Capital, L.P., a Delaware limited partnership ("Carlson Capital"), (iv) Asgard Investment Corp. II, a Delaware corporation and the general partner of Carlson Capital ("Asgard II"); (v) Asgard Investment Corp., a Delaware corporation and the sole stockholder of Asgard II ("Asgard I"); and (vi) Clint D. Carlson ("Mr. Carlson" and together with the Funds, Carlson Capital, Asgard II and Asgard I, the "Reporting Persons"). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard I and Asgard II are set forth in Appendix A attached hereto.

(b) The principal business address of each of the Reporting Persons is 2100 McKinney Avenue, Suite 1800, Dallas, TX.

(c) The principal business of the Funds is to invest in securities. The principal business of Carlson Capital is serving as the investment manager to the Funds and to certain managed accounts. The principal business of Asgard II is serving as the general partner of Carlson Capital. The principal business of Asgard I is serving as the sole stockholder of Asgard II. The present principal occupation of Mr. Carlson is serving as President of Asgard II, Asgard I and Carlson Capital.

(d) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Carlson is a citizen of the United States.

CUSIP No. 781182100	SCHEDULE 13D/A	Page 9 of 15

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $25,810,540 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of the Funds and margin borrowings described in the following sentence. Such shares are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons originally acquired the Common Stock reported herein for investment in the ordinary course of business because they believed that such shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors of the Issuer, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, buying additional shares of Common Stock or selling some or all of their shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 781182100	SCHEDULE 13D/A	Page 10 of 15

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b), (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b)

On June 16, 2011, the Group Agreement was entered into by (i) the Becker Drapkin Parties, (ii) the Reporting Persons and (iii) Mr. Brodsky (collectively with the Becker Drapkin Parties and Reporting Persons, the “Group”). On June 30, 2011, the Reporting Persons entered into an agreement (the “Group Termination Agreement”) with the Becker Drapkin Parties and Mr. Brodsky whereby the parties thereto, on behalf of themselves and their respective affiliates, terminated (i) their status as a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder with respect to the Common Stock and (ii) the Group Agreement (other than certain provisions of the Group Agreement which expressly survive the termination thereof). The foregoing description is qualified in its entirety by reference to the full text of the Group Termination Agreement, a copy of which is attached as Exhibit 2 to Amendment No. 2 and is incorporated by reference herein.

The Reporting Persons may be deemed to beneficially own in the aggregate 2,987,100 shares of Common Stock. Based upon a total of 60,939,946 shares of Common Stock outstanding as of April 9, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on April 12, 2013, the Reporting Persons' shares represent approximately 4.9% of the outstanding shares of Common Stock. As a result of the Group Termination Agreement, the Reporting Persons no longer are deemed to beneficially own any securities held by the Becker Drapkin Parties or Mr. Brodsky.

Carlson Capital, Asgard II, Asgard I and Mr. Carlson have the power to vote and direct the disposition of (i) the 2,817,902 shares of Common Stock reported herein as owned by Double Offshore and (ii) the 169,198 shares of Common Stock reported herein as owned by Offshore.

(c) All transactions in the Common Stock effected by the Reporting Persons during the past sixty days are set forth on Appendix B hereto.

(e) April 26, 2013.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons are parties to an agreement with respect to the joint filing of the Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 3 to the Schedule 13D and is incorporated by reference herein.

Other than the joint filing agreement described above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

CUSIP No. 781182100	SCHEDULE 13D/A	Page 11 of 15

Item 7.	MATERIAL TO BE FILED AS EXHIBITS
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
Exhibit	Description
3	Joint Filing Agreement, dated April 29, 2013

CUSIP No. 781182100	SCHEDULE 13D/A	Page 12 of 15

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 29, 2013

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CARLSON CAPITAL, L.P.

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP. II

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP.

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson

CUSIP No. 781182100	SCHEDULE 13D/A	Page 13 of 15

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD I AND ASGARD II

The following sets forth the name, position and principal occupation of each director and executive officer of Asgard I and Asgard II, respectively. Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 1800, Dallas, TX. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard I or Asgard II owns any Common Stock.

Asgard I

Name	Position	Principal Occupation	Citizenship
Clint Carlson	Director/President	Investment Manager	United States
Nancy Carlson	Secretary/Treasurer	Executive	United States

Asgard II

Name	Position	Principal Occupation	Citizenship
Clint Carlson	Director/President	Investment Manager	United States
Nancy Carlson	Secretary/Treasurer	Executive	United States

CUSIP No. 781182100	SCHEDULE 13D/A	Page 14 of 15

Appendix B

TRANSACTIONS IN THE ISSUER’S SHARES OF COMMON STOCK BY THE REPORTING PERSONS DURING THE PAST SIXTY DAYS

The following tables set forth all transactions in the shares of Common Stock effected by any of the Reporting Persons during the past sixty days. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Double Black Diamond Offshore Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
3/15/2013	46	7.5
3/15/2013	17,055	7.4999
3/15/2013	15,332	7.481
3/15/2013	93,201	7.4693
3/15/2013	46,600	7.4818
3/15/2013	14,966	7.496
3/18/2013	6,317	7.44
3/18/2013	12,852	7.444
3/18/2013	24,983	7.4503
3/19/2013	141,507	7.4285
3/20/2013	82,138	7.4072
3/21/2013	43,437	7.4461
4/11/2013	(76)	8.41
4/11/2013	(11,527)	8.4419
4/11/2013	(99,619)	8.5133
4/11/2013	(35,527)	8.8018
4/11/2013	(28,301)	8.85
4/12/2013	(94,336)	8.9716
4/12/2013	(28,300)	9.068
4/12/2013	(26,923)	8.8001
4/12/2013	(9,434)	9.1053
4/12/2013	(94)	9.3
4/12/2013	(10,930)	9.2578
4/12/2013	(4,622)	9.2308
4/12/2013	(84,902)	9.1634
4/12/2013	(35,323)	9.1991
4/12/2013	(32,275)	9.1055
4/15/2013	(715)	9.01
4/15/2013	(91)	8.8
4/15/2013	(32,077)	8.9563
4/15/2013	(20,853)	8.8025
4/16/2013	(90)	8.84
4/16/2013	(51,601)	8.8543
4/25/2013	(301,874)	9.41
4/25/2013	(94,336)	9.44
4/26/2013	(141,504)	9.38
4/29/2013	(71)	9.6
4/29/2013	(378)	9.65
4/29/2013	(212)	9.8
4/29/2013	(25,376)	9.79

CUSIP No. 781182100	SCHEDULE 13D/A	Page 15 of 15

Black Diamond Offshore Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
3/15/2013	4	7.5
3/15/2013	1,245	7.4999
3/15/2013	1,118	7.481
3/15/2013	6,799	7.4693
3/15/2013	3,400	7.4818
3/15/2013	1,092	7.496
3/18/2013	461	7.44
3/18/2013	938	7.444
3/18/2013	1,822	7.4503
3/19/2013	10,325	7.4285
3/20/2013	5,993	7.4072
3/21/2013	3,169	7.4461
4/11/2013	(5)	8.41
4/11/2013	(692)	8.4419
4/11/2013	(5,981)	8.5133
4/11/2013	(2,134)	8.8018
4/11/2013	(1,699)	8.85
4/12/2013	(5,664)	8.9716
4/12/2013	(1,700)	9.068
4/12/2013	(1,616)	8.8001
4/12/2013	(566)	9.1053
4/12/2013	(6)	9.3
4/12/2013	(655)	9.2578
4/12/2013	(278)	9.2308
4/12/2013	(5,098)	9.1634
4/12/2013	(2,120)	9.1991
4/12/2013	(1,939)	9.1055
4/15/2013	(43)	9.01
4/15/2013	(6)	8.8
4/15/2013	(1,926)	8.9563
4/15/2013	(1,252)	8.8025
4/16/2013	(5)	8.84
4/16/2013	(3,099)	8.8543
4/25/2013	(18,126)	9.41
4/25/2013	(5,664)	9.44
4/26/2013	(8,496)	9.38
4/29/2013	(5)	9.6
4/29/2013	(22)	9.65
4/29/2013	(12)	9.8
4/29/2013	(1,524)	9.79